UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F orForm 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release issued by Constellium N.V. dated December 11, 2018.

The information contained in this Form 6-K in Exhibit 99.1 is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium N.V. with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Constellium N.V. on December 11, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

December 11, 2018	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer